Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

W&T OFFSHORE, INC.

In accordance with Sections 3.053 and 21.364 of the Texas Business Organizations Code, W&T Offshore, Inc., a Texas corporation (the “corporation”), adopts the following Certificate of Amendment to its Amended and Restated Articles of Incorporation.

ARTICLE I

The name of the corporation is W&T Offshore, Inc.

ARTICLE II

The following amendments alter and make additions to ARTICLE IV of the corporation’s Amended and Restated Articles of Incorporation. The first paragraph of ARTICLE IV of the corporation’s Amended and Restated Articles of Incorporation is amended and restated in its entirety:

The aggregate number of shares of capital stock which the corporation shall have authority to issue is one hundred thirty eight million three hundred thirty thousand (138,330,000) shares, of which one hundred eighteen million three hundred thirty thousand (118,330,000) shares shall be designated as Common Stock, par value $.00001 per share, and twenty million (20,000,000) shares shall be designated as Preferred Stock, par value $.00001 per share.

ARTICLE III

The amendments and additions to the corporation’s Amended and Restated Articles of Incorporation set forth in this Certificate of Amendment to Amended and Restated Articles of Incorporation have been approved in the manner required by the Texas Business Organizations Code and the constituent documents of the corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned officer of the corporation has hereunto set his hand this 15th day of May, 2012.

W&T OFFSHORE, INC.

By:	/s/ Jamie L. Vazquez
Name:	Jamie L. Vazquez
Title:	President

Signature Page to

Certificate of Amendment to

Amended and Restated Articles of Incorporation of

W&T Offshore, Inc.